SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of June 15, 1989 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee TWENTY-THIRD SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE

	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
ISSUE OF SERIES EA DEBENTURES

2.01	Limit of Issue and Designation	4
2.02	Form and Terms of Series EA Debentures	4
2.03	Issue of Series EA Debentures	4
2.04	Notice to Series EA Debentureholders	4

ARTICLE THREE
EXTENSION OF MATURITY OF SERIES EA DEBENTURES

3.01	Right to Extend	6
3.02	Exercise of Right to Extend	6
3.03	Certification of Extended Maturity	6

ARTICLE FOUR
REDEMPTION AND PURCHASE OF SERIES EA DEBENTURES

4.01	Limitation on Redemption	7
4.02	Redemption on and after June 16, 2000	7
4.03	Purchase of Series EA Debentures	7

ARTICLE FIVE
FORM OF SERIES EA DEBENTURES

5.01	Form of Series EA Debentures	8

ARTICLE SIX
EXECUTION

6.01	Counterparts and Formal Date	18

THIS TWENTY-THIRD SUPPLEMENTAL TRUST INDENTURE made as of June 15, 1989

BETWEEN	BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

—and—

THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Québec and having its head office in the City of Montréal in the said Province, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12¼% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45%

Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999 and $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Twenty-Third Supplemental Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Twenty-Third Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Twenty-Third Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Twenty-Third Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Twenty-Third Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Twenty-Third Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Twenty-Third Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Twenty-Third Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the, word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Twenty-Third Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

           “10% Debentures, Series EA, Due 2000” and “Series EA Debentures” mean the $500,000,000 aggregate principal amount of 10% Debentures, Series EA, Due 2000 referred to in section 2.01 hereof, including Debentures issued in substitution for any such Debentures;

SECTION 2.01
ARTICLE TWO Issue of Series EA Debentures

     SECTION 2.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $500,000,000 principal amount in lawful money of Canada and hereby designated “10% Debentures, Series EA, Due 2000”.

     SECTION 2.02. Form and Terms of Series EA Debentures. The Series EA Debentures shall be issued as fully registered Debentures only in denominations of any multiple of $1,000; shall be in both the English and French languages and be in or substantially in the form set forth in Article Five; each of the Series EA Debentures shall be dated June 15, 1989; and, subject to the provisions of Articles Three and Four hereof, shall be payable in lawful money of Canada on June 15, 2000 at any branch in Canada of Bank of Montreal, at the holder’s option, and shall bear interest payable at any one of the said places at the holder’s option in like money at the rate of 10% per annum; the first of such interest payments to be made on December 15, 1989 and thereafter half-yearly on June 15 and December 15 in each year, shall be redeemable at the option of the Corporation upon the terms stated in Article Four hereof; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     SECTION 2.03. Issue of Series EA Debentures. Series EA Debentures to the aggregate principal amount of $150,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

     In addition, Series EA Debentures to the aggregate principal amount of $350,000,000 in definitive form may from time to time be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

     SECTION 2.04. Notice to Series EA Debentureholders. The Trustee shall, within 90 days after the occurrence of a default, give to all holders of Series EA Debentures notice (in the manner provided in Article Twelve of the Original Trust Indenture) of all defaults known to the Trustee, unless such defaults shall have been

SECTION 2.04
cured before the giving of such notice (the term “defaults” for the purpose of this section 2.04 being hereby defined to be the events specified in subsections (a), (b), (c), (d), (e) and (f) of section 6.01 of the Original Trust Indenture, not including periods of grace, if any, provided for therein and irrespective of the giving of the notice specified in subsection (d) of section 6.01 of the Original Trust Indenture); and provided that, except in the case of default in the payment of the principal of or premium, if any, or interest on any of the Series EA Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors, or the executive committee thereof, of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Series EA Debentures.

SECTION 3.01
ARTICLE THREE Extension of Maturity of Series EA Debentures

     SECTION 3.01. Right to Extend. The holder of any Series EA Debenture shall have the right, at his option, to elect that such Series EA Debenture, or any part thereof in multiples of $1,000, shall mature on June 15, 2014. If such election is made and certified pursuant to section 3.03, such Series EA Debenture, or any part thereof in respect of which such election is made, shall mature on June 15, 2014 and shall continue to bear interest to June 15, 2014 at the rate of 10% per annum, payable half-yearly in the manner indicated in Article Two hereof.

     SECTION 3.02. Exercise of Right to Extend. The right to extend maturity may be exercised by the holders of Series EA Debentures during the period from February 15, 2000 to May 15, 2000 by executing the form of election on the reverse side of the Series EA Debenture certificate and delivering the same to the principal office of the Trustee in any one of the cities of St. John’s, Halifax, Charlottetown, Saint John, Montréal, Toronto, Winnipeg, Regina, Calgary or Vancouver. The election of any holder of Series EA Debentures pursuant to the provisions hereof shall be irrevocable upon receipt by the Trustee of the Series EA Debentures to be extended and the election of the holder thereof duly executed in accordance with the provisions hereof.

     SECTION 3.03. Certification of Extended Maturity. The Trustee, upon receipt of Series EA Debentures with the form of election of the right to extend duly executed by the registered holder thereof, shall forthwith note thereon that such Series EA Debentures will mature on June 15, 2014 and return the same to the registered holder thereof as evidence of such extension or, as the case may be, issue and deliver to the registered holder one or more appropriate replacement Series EA Debenture certificates in the same aggregate principal amount. Prior to making such notation or issuing replacement Series EA Debenture certificates, the Trustee shall have the right to require evidence satisfactory to it as to the identity of the signatory and of his authority to sign.

SECTION 4.01
ARTICLE FOUR Redemption and Purchase of Series EA Debentures

     SECTION 4.01. Limitation on Redemption. The Corporation shall have no right to redeem the Series EA Debentures on or prior to June 15, 2000.

     SECTION 4.02. Redemption on and after June 16, 2000. If any holder of any Series EA Debentures exercises the right to extend the maturity of the Series EA Debentures pursuant to the provisions of Article Three hereof, on or after June 16, 2000 the Corporation shall have the right at its option, and upon prior notice of not less than 30 days nor more than 60 days, to redeem prior to June 15, 2014 at any time the whole or from time to time any part of the Series EA Debentures for the time being outstanding in lawful money of Canada at a price equal to the higher of the Canada Yield Price (as defined below) and 100% of the principal amount thereof, together in each case with accrued interest, if any, to the date fixed for redemption.

     “Canada Yield Price” shall mean a price equal to the price of the Series EA Debentures calculated to provide a yield to maturity compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.25% on the business day preceding the date of the resolution of the directors authorizing the redemption.

     “Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series EA Debentures.

     SECTION 4.03. Purchase of Series EA Debentures. The Corporation shall have the right at any time and from time to time to purchase Series EA Debentures in the market, by tender or by private contract at any price.

SECTION 5.01
ARTICLE FIVE Form of Series EA Debentures
SECTION 5.01. Form of Series EA Debentures. The following is the form of Series EA Debentures referred to in section 2.02:

No. $

BELL CANADA 10% DEBENTURE, SERIES EA, DUE 2000

     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to or registered assigns on June 15, 2000, or, if the right to extend maturity is duly exercised as provided for herein, on June 15, 2014 or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in lawful money of Canada on presentation and surrender of this Debenture at any branch in Canada of Bank of Montreal, at the holder’s option, and to pay interest on the said principal sum at the rate of 10% per annum in like money, half-yearly on June 15 and December 15 in each year, commencing December 15, 1989, until payment of the said principal sum, from the date hereof or from the interest payment date next preceding the date of certification hereof, whichever shall be the later, unless such date of certification be an interest payment date, in which event this Debenture shall bear interest from such interest payment date, such interest to be payable at any one of the said places at the holder’s option; and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and half-yearly on the same dates. Interest hereon shall be payable (except at maturity or on redemption when interest may at the option of the Corporation be paid on surrender hereof) by cheque mailed to the registered holder hereof as provided in the Trust Indenture and, subject to the provisions of the Trust Indenture, the mailing of such cheque shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with

SECTION 5.01

all instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 10% Debentures, Series EA, Due 2000 (herein sometimes referred to as the “Series EA Debentures”), of which this is one, are limited to an aggregate principal amount of $500,000,000 in lawful money of Canada and mature on June 15, 2000. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The holder of this Series EA Debenture may, at his option, elect that this Series EA Debenture, or any part thereof in multiples of $1,000, shall mature on June 15, 2014. The holder of this Series EA Debenture may exercise this right by completing the form of Exercise of Right of Extension of Maturity on the reverse hereof and delivering this Series EA Debenture to the Trustee at any of the transfer offices mentioned below, during the period from February 15, 2000 to May 15, 2000. Exercise of the right of extension of maturity is irrevocable. Upon receipt of this Series EA Debenture with the form duly completed, the Trustee will countersign and return the same to the holder as evidence of such extension or, as the case may be, issue one or more appropriate replacement Series EA Debenture certificates in the same aggregate principal amount.

     The Series EA Debentures may not be redeemed for any purpose on or prior to June 15, 2000. If any holder of Series EA Debentures exercises the right to extend the maturity of the Series EA Debentures in accordance with the provisions hereof, on or after June 16, 2000 the Corporation shall have the right at its option and upon prior notice of not less than 30 days nor more than 60 days to redeem prior to June 15, 2014 at any time the whole or from time to time any part of the Series EA Debentures for the time being outstanding at a price equal to the higher of the Canada Yield Price (as defined in the Trust Indenture) and 100% of the principal amount thereof, together in each case with accrued interest, if any, to the date fixed for redemption.

SECTION 5.01

     The right is reserved to the Corporation to purchase Series EA Debentures in the market, by tender or by private contract at any price.

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

     Upon presentation at the principal office of the Trustee in St. John’s, Halifax, Charlottetown, Saint John, Montréal, Toronto, Winnipeg, Regina, Calgary or Vancouver, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; and (2) a Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing.

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

     IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its Chairman of the Board and its Corporate Secretary and dated June 15, 1989.

BELL CANADA

Corporate Secretary	President
(Seal)

SECTION 5.01
(Form of Exercise of Right of Extension of Maturity) EXERCISE OF RIGHT OF EXTENSION OF MATURITY

The undersigned, being the registered holder of this Debenture, hereby irrevocably elects that

This Series EA Debenture

$_____________principal amount of Series EA Debentures, being part only of this Series EA Debenture (multiples of $1,000 only), shall mature on June 15, 2014 and for such purpose delivers this Series EA Debenture to The Royal Trust Company, as Trustee.

Dated	, 2000.	Signature

(Trustee’s Notation)

The election to extend maturity has been duly made in accordance with the terms of the Series EA Debentures and accordingly this Series EA Debenture shall mature on June 15, 2014.

Dated	, 2000.
THE ROYAL TRUST COMPANY, Trustee

By:

Authorized Officer

NOTES: The registered holder wishing to exercise the right of extension of maturity must, during the period from February 15, 2000 to May 15, 2000, complete and sign this form and deposit this certificate at any one of the transfer offices maintained in one of the cities mentioned on the face hereof.

The signature of the holder of this Debenture to this form of election must correspond with the name as written upon the face hereof in every particular without alteration or enlargement or any change whatever. The Trustee may require evidence satisfactory to it as to the identity of the signatory and of his authority to sign.

SECTION 5.01
(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE
This Debenture is one of the 10% Debentures, Series EA, Due 2000 referred to in the Trust Indenture within mentioned.

Date of certification	THE ROYAL TRUST COMPANY, Trustee

By:

Authorized Officer

(Form of Transfer) TRANSFER

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated

In the presence of:

SECTION 5.01

No .	$

BELL CANADA DÉBENTURE À 10%, SÉRIE EA, ÉCHÉANT EN 2000

BELL CANADA (ci-après appelée la «société»), pour valeur reçue, reconnaît par les présentes devoir et promet de payer à ou à ses ayants droit inscrits, le 15 juin 2000 ou, si le droit de reporter l’échéance a été dûment exercé tel que prévu aux présentes, le 15 juin 2014 ou à toute date antérieure à laquelle le principal des présentes peut devenir exigible en vertu des dispositions de l’acte de fiducie mentionné ci-dessous, le montant en principal de DOLLARS en monnaie légale du Canada sur présentation et remise de cette débenture à toute succursale au Canada de la Banque de Montréal, au choix du porteur, et de payer l’intérêt sur ledit montant en principal au taux de 10 % l’an, en la même monnaie, semi-annuellement le 15 juin et le 15 décembre de chaque année, à compter du 15 décembre 1989, jusqu’au paiement dudit montant en principal, à compter de la date des présentes ou de la date de paiement d’intérêt qui précède immédiatement la date d’attestation des présentes, selon la dernière éventualité, à moins que cette date d’attestation ne soit une date de paiement d’intérêt, auquel cas cette débenture portera intérêt à compter de cette date de paiement d’intérêt, cet intérêt étant payable à l’un ou l’autre de ces endroits, au choix du porteur. Au cas où la société ferait défaut, à tout moment, de payer le principal ou tout intérêt sur cette débenture, elle promet de payer l’intérêt sur le montant en défaut en la même monnaie et au même taux, aux mêmes endroits et semi-annuellement, aux mêmes dates. L’intérêt sur cette débenture sera payable (sauf à l’échéance ou au rachat alors que l’intérêt pourra, au choix de la société, être payé sur remise de cette débenture) par chèque posté au porteur inscrit de cette débenture, tel que le prévoit l’acte de fiducie, et, sous réserve des dispositions de l’acte de fiducie, l’envoi par la poste d’un tel chèque satisfera et acquittera l’obligation de payer l’intérêt sur cette débenture jusqu’à concurrence du montant représenté par ce chèque plus le montant de toute taxe ou impôt que la société est tenue de retenir et qu’elle retient.

     Cette débenture est l’une des débentures de la société émises ou pouvant être émises en une ou plusieurs séries en vertu des dispositions d’une convention (cette convention, ainsi que tous les actes supplémentaires ou se rattachant à celle-ci, sont ci-appelés l’«acte de fiducie») intervenue en date du 1er juillet 1976 entre la société et la Compagnie Trust Royal (ci-après appelée le «fiduciaire») à titre de fiduciaire. Les débentures à 10%, série EA, échéant en 2000 (ci-après quelquefois appelées les «débentures de la série EA»), dont cette débenture fait partie, sont limitées au montant en principal global de $500 000 000 en monnaie légale du Canada et viennent à

SECTION 5.01

échéance le 15 juin 2000. Le montant en principal global des débentures des autres séries qui peuvent être émises en vertu de l’acte de fiducie est illimité, mais ces débentures ne peuvent être émises que conformément aux modalités et sous réserve des conditions prévues dans l’acte de fiducie.

     Cette débenture prend rang égal et proportionnel avec toutes les autres débentures attestées et livrées en vertu de l’acte de fiducie, sans distinction, préférence ou priorité. Cette débenture constitue une obligation directe non garantie de la société. Il y a lieu de se reporter à l’acte de fiducie pour le détail des droits des porteurs de débentures, ceux de la société et du fiduciaire et pour le détail des modalités et conditions en vertu desquelles les débentures sont émises et détenues, à l’ensemble desquels le porteur de cette débenture consent par son acceptation des présentes.

     Le porteur de cette débenture de la série EA peut, à son gré, choisir de reporter l’échéance de cette débenture de la série EA, ou toute partie de celle-ci en multiples intégraux de 1 000 $, au 15 juin 2014. Le porteur de cette débenture de la série EA peut exercer ce droit en remplissant le formulaire d’exercice du droit de reporter l’échéance au verso de la présente et en déposant la débenture de la série EA auprès du fiduciaire à l’un ou l’autre des guichets des transferts mentionnés ci-après, durant la période du 15 février 2000 au 15 mai 2000. L’exercice du droit de reporter l’échéance est irrévocable. Sur réception de cette débenture de la série EA et du formulaire dûment rempli, le fiduciaire contresignera et retournera cette débenture au porteur à titre de preuve du report de l’échéance ou, le cas échéant, émettra une ou plusieurs débentures de la série EA appropriées en remplacement pour le même montant en principal global.

     La société ne peut racheter les débentures de la série EA à quelque fin que ce soit le ou avant le 15 juin 2000. Si quelque porteur de débentures de la série EA exerce le droit de reporter l’échéance des débentures de la série EA conformément aux dispositions des présentes, le 16 juin 2000 ou après cette date la société aura le droit, à son gré, sur préavis d’au moins 30 jours et d’au plus 60 jours, de racheter avant le 15 juin 2014 en totalité ou de temps à autre en partie les débentures de la série EA alors en cours à un prix égal au plus élevé des montants suivants, à savoir le prix basé sur le rendement des obligations du gouvernement du Canada (tel que ce terme est défini à l’acte de fiducie) et 100 % du montant en principal de celles-ci plus, dans chaque cas, l’intérêt couru, le cas échéant, jusqu’à la date fixée pour le rachat.

     La société se réserve le droit d’acheter, à quelque prix que ce soit, des débentures de la série EA sur le marché, par appel d’offres ou par convention privée.

SECTION 5.01

     Dans le cas d’un défaut, tel que le définit l’acte de fiducie, le principal et l’intérêt de toutes les débentures en cours en vertu de l’acte de fiducie peuvent être déclarés immédiatement dus et exigibles et le devenir dès lors, avec les conséquences et sous réserve des conditions contenues dans l’acte de fiducie. L’acte de fiducie contient des dispositions concernant la renonciation aux défauts et l’annulation de telles déclarations et précise les modalités et conditions auxquelles sont soumises ces renonciations et annulations.

     L’acte de fiducie contient des dispositions qui prévoient que tous les porteurs de débentures en cours seront liés par des résolutions adoptées aux assemblées de tels porteurs, tenues conformément à de telles dispositions, ainsi que par des écrits signés par les porteurs d’une majorité spécifiée de débentures en cours.

     Sur présentation au bureau principal du fiduciaire à St. John’s, Halifax, Charlottetown, Saint-Jean (N.-B.), Montréal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, mais sous réserve des dispositions de l’acte de fiducie et une fois satisfaites les exigences raisonnables du fiduciaire: (1) les débentures de toute coupure peuvent être échangées pour des débentures de toute autre coupure autorisée, dans chaque cas de la même série et pour un même montant en principal global; et (2) une débenture peut être transférée par son porteur inscrit ou ses exécuteurs, administrateurs ou autres représentants légaux, ou par son ou leur fondé de pouvoir dûment mandaté par écrit.

     Cette débenture ne liera la société que lorsqu’elle aura été attestée par le fiduciaire alors en fonction en vertu de l’acte de fiducie ou au nom de celui-ci.

     EN FOI DE QUOI Bell Canada a fait apposer son sceau à cette débenture et l’a fait signer par son président du conseil et son secrétaire de la société en date du 15 juin 1989.

BELL CANADA

Le secrétaire de la société,	Le président du conseil,

(Seal)

SECTION 5.01
(Form of Exercise of Right of Extension of Maturity) EXERCICE DU DROIT DE REPORTER L’ÉCHÉANCE
Le soussigné, étant le porteur inscrit de cette débenture, par les présentes choisit irrévocablement de reporter l’échéance de

Cette débenture de la série EA

$_________________en principal des débentures de la série EA, étant une partie seulement de cette débenture de la série EA (enmultiples de 1 000 $ seulement),

au 15 juin 2014 et à cette fin dépose cette débenture de la série EA auprès de Compagnie Trust Royal, en qualité de fiduciaire.

Daté du	, 2000	signature

(Trustee’s Notation)
Le choix de reporter l’échéance a été exercé conformément aux modalités des débentures de la série EA et en conséquence la présente débenture de la série EA viendra à échéance le 15 juin 2014.

Daté du	, 2000
COMPAGNIE TRUST ROYAL, fiduciaire

Par:

Signataire autorisé

NOTES: Le porteur inscrit qui désire exercer le droit de reporter l’échéance doit, durant la période du 15 février 2000 au 15 mai 2000, remplir et signer le présent formulaire et déposer le présent certificat à l’un ou l’autre des guichets des transferts établis dans l’une des villes mentionnées au recto.

La signature apposée par le porteur de cette débenture à ce formulaire de choix doit correspondre exactement au nom inscrit au recto sans y rien changer, ajouter ou retrancher. Le fiduciaire peut exiger une preuve satisfaisante de l’identité du signataire et de sa capacité de signer.

SECTION 5.01
(Form of Trustee’s Certificate) ATTESTATION DU FIDUCIAIRE
La présente débenture est une des débentures à 10%, série EA, échéant en 2000, visées dans l’acte de fiducie mentionné ci-dessus.

Date d’attestation

COMPAGNIE TRUST ROYAL, fiduciaire

Par:
signataire autorisé

(Form of Transfer) TRANSFERT

     POUR VALEUR REÇUE, le(s) soussigné(s), par les présentes, cède(nt) et transporte(nt) à la présente débenture y compris le principal et les intérêts courus sur celle-ci et par les présentes constitue(nt) et nomme(nt) irrévocablement fondé de pouvoir aux fins de transférer cette débenture sur le registre tenu à cette fin et avec plein droit de délégation de pouvoir.

Daté du

En présence de:

SECTION 6.01
ARTICLE SIX Execution

     Section 6.01. Counterparts and Formal Date. This Twenty-Third Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of June 15, 1989.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) J. PETERS	by: (Signed) C. W. M. SCOTT
Witness

(Signed) N. MALBOEUF	and: (Signed) GUY HOULE
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) N. ISERNIA	by: (Signed) R. BOURDON
Witness

(Signed) S. GILBERT	and: (Signed) S. MARINEAU
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006